Exhibit (a)(1)(v)

2500 Westchester Avenue
Suite 215
Purchase, New York, 10577
(800) 617-7616 main
www.alpinecef.com

Dear Fund Shareholder:

We are pleased to inform you that Alpine Global Premier Properties Fund, a closed-end management investment company organized under the laws of the state of Delaware ("Alpine," "we," "us" or the "Fund") is offering to purchase for cash up to 21,489,143 (approximately 20%) of its issued and outstanding common shares, no par value per share, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). The Offer will expire at 5:00 p.m., New York City time, on June 15, 2012, unless extended (such date and time, as the same may be extended, the "Expiration Date").

On the terms and subject to the conditions of the Offer, we will pay a purchase price per share for shares properly tendered and not properly withdrawn in the Offer, equal to 95% of our net asset value ("NAV") per share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on the business day immediately following the day the Offer expires (such price, expressed as a percentage of NAV per share, the "Purchase Price"), net to you in cash, less applicable withholding taxes and without interest.

All shares that the Fund does not accept for purchase because of proration will be returned at the Fund's expense to the shareholders that tendered such shares promptly after the Expiration Date.

The Fund's Board believes that the Offer will provide shareholders with an alternative source of liquidity for their investment in the shares and that the Offer is consistent with the goal of enhancing long-term shareholder value. In approving the Offer, the Board considered a number of factors, including that the Offer could enable shareholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer could increase liquidity for common shareholders; that the Offer is expected to have an accretive impact to NAV per share for common shareholders who remain invested in the Fund; and that the Offer may assist in narrowing the discount to NAV per share at which shares trade. The Board also considered whether the Offer would be consistent with the investment and other policies of the Fund; the potential impact the Offer may have on the asset size and expenses of the Fund; and the potential impact of the Offer on the Fund's ability to implement its investment strategies and achieve its investment objective. Additionally, the Board considered that the Fund's investment adviser recommended the Offer to the Board and believed it should enhance shareholder value. In evaluating the adviser's recommendation, the Board took in to account that the adviser had entered into agreements with certain Fund shareholders pursuant to which the investment adviser agreed to recommend a tender offer to the Board.

The Board has approved the Offer. However, none of the Fund, its board of trustees, its investment adviser or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in the offer to purchase and in the related letter of transmittal, including the Fund's reasons for making the Offer.

Very truly yours,

Samuel A. Lieber
President

May 17, 2012